Via Facsimile and U.S. Mail
Mail Stop 4720

April 2, 2010

Richard R. Current
Chief Financial Officer
Neogen Corporation
620 Lesher Place
Lansing, Michigan 48912

Re: **Neogen Corporation**
      Form 10-K for the Fiscal Year Ended May 31, 2009
      Definitive Proxy Statement filed September 1, 2009
      Form 10-Q for the Quarterly Period Ended November 30, 2009
      File Number: 000-17988

Dear Mr. Current:

        We have reviewed your response letter dated March 10, 2010 and have the
following comments. We have limited our review of your filings to those issues we have
addressed in our comments. In our comments, we ask you to provide us with information
to better understand your disclosures. Where a comment requests you to revise
disclosure, the information you provide should show us what the revised disclosure will
look like in your amended annual or quarterly filings, as applicable. If you do not believe
that revised disclosure or amendments are necessary, explain the reason in your response.
After reviewing the information provided, we may raise additional comments before
requesting that you amend your filings.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed August 14, 2009

Item 1. Business, page 4
Food Safety Segment, page 5

   1. In response to prior comment 1, you disclose that your food safety kits are
      generally based on internally developed technology or technology that was
      acquired in connection with acquisitions. You also disclose, however, that in 2009

Food Safety royalty payments totaled $892,000, including payments of $346,000 for licenses related to the dairy antibiotics product line and $235,000 for allergen products. Please file copies of each license agreement and revise your disclosure to separately describe all the material terms of each agreement, including, but not limited to any payment provisions, range of royalty rates (ie. low single digit), aggregate milestones, usage restrictions, exclusivity provisions, term and termination provisions. Alternatively, please provide us with a detailed analysis that supports your conclusion that you are not substantially dependent on any of these license agreements.

Definitive Proxy Statement filed September 1, 2009

Compensation Discussion and Analysis, page 13
Annual Bonus, page 15

2. We are reissuing prior comments 9 and 10. Please provide us with draft Compensation Discussion and Analysis and Summary Compensation Table disclosure that provides revised disclosure of your bonuses earned in fiscal year 2009. Please revise your draft disclosure provided in your response letter to disclose and quantify

- the factors considered in the "overall performance of the Company" for Messrs. Herbert, Bohannon and Current's respective bonus, including
  - o if you established and communicated goals to these executive officers, the level of achievement how the level of achievement affected the actual bonuses paid, or
  - o if you did not establish and communicate goals to these executive officers, please describe the specific performance of the company that was considered and how this evaluation affected the actual bonus paid;
- the specific achievements of Messrs. Herbert, Bohannon and Current's that were included in the Compensation Committee's analysis and how these achievements affected the actual bonus paid;
- a separate discussion of each goal, target level and actual achievement level for each of the specific divisional and operating goals established and communicated to Mr. Bradley and Ms. Morrical; and
- a revised Summary Compensation Table disclosing the bonus amounts earned in the respective years.

In addition, you also disclose that "the Compensation Committee determined that the Company substantially met its overall target of $.93 of earnings per share; the actual performance was $.92 per share, which the Compensation Committee determined substantially, met the target, especially in light of the general economic upheaval during the 2009 fiscal year." Please disclose how this relates to the bonuses earned by your named executive officers and which named executive officer's bonus included this earnings per share goal.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Jennifer Riegel, Staff Attorney at (202) 551-3575 or me at (202) 551-3715 with questions on any of the comments.

Sincerely,

Jeff Riedler
Assistant Director